                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ________________
                                SCHEDULE 14D-1

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                              __________________
                              COMSAT CORPORATION
                           (Name of Subject Company)

                                 REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                            STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                             6801 ROCKLEDGE DRIVE
                           BETHESDA, MARYLAND 20817
                                (301) 897-6000

                 (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                SUITE 500 WEST
                         WASHINGTON, D.C.  20004-1109
                                (202) 383-5300


                           CALCULATION OF FILING FEE

Transaction Valuation(1):  $1,169,509,386    Amount of Filing Fee:  $227,901

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(1)  Estimated for purposes of calculating the amount of the filing fee only.
     The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the "Shares"), of COMSAT Corporation (the "Company") at a price per Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  Not applicable      Filing Party:  Not applicable
Form or registration no.:  Not applicable    Date Filed:  Not applicable

                       (Continued on following page(s))
                             (Page 2 of 11 pages)
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CUSIP No. 20564D107                                                  14D-1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Persons
        Regulus, LLC (52-2121081)

2.  Check the Appropriate Box if a Member of a Group            (a)[_]
                                                                (b)[X]

3.  SEC Use Only

4.  Sources of Funds
        AF

5.  Check Box if Disclosure of Legal Proceedings is Required       [_]
    Pursuant to Items 2(e) or 2(f)

6.  Citizenship or Place of Organization
        Delaware

7.  Aggregate Amount Beneficially Owned by Each Reporting Person
        None

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain  [_]
    Shares

9.  Percent of Class Represented by Amount in Row (7)
        Not applicable

10. Type of Reporting Person
        OO  (limited liability company)

                             (Page 3 of 11 pages)
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CUSIP No. 20564D107                                                      14D-1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Persons
        Lockheed Martin Corporation (52-1893632)

2.  Check the Appropriate Box if a Member of a Group                     (a)[_]
                                                                         (b)[X]

3.  SEC Use Only

4.  Sources of Funds
        WC, OO

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant       [_]
    to Items 2(e) or 2(f)

6.  Citizenship or Place of Organization
        Maryland

7.  Aggregate Amount Beneficially Owned by Each Reporting Person
        None

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain           [_]
    Shares

9.  Percent of Class Represented by Amount in Row (7)
        Not applicable

10.  Type of Reporting Person
        CO, HC

                             (Page 4 of 11 pages)
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                                 TENDER OFFER

          This Tender Offer Statement on Schedule 14D-1 relates to the offer by Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value (the "Common Stock"), of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

          (a) The name of the subject company is COMSAT Corporation, a District of Columbia corporation. The address of the Company's principal executive offices is 6560 Rock Spring Drive, Bethesda, Maryland 20817.

          (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

          (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(d), (g) This Tender Offer Statement is filed by the Purchaser and Parent. The information set forth on the cover page, under Introduction, in
Section 9 ("Certain Information Concerning Parent and the Purchaser") and in
Schedule I (Information Concerning the Directors and Executive Officers of Parent and the Purchaser) of the Offer to Purchase annexed hereto as Exhibit
(a)(1) is incorporated by reference.

          (e)-(f) During the last five years, neither the Parent nor the Purchaser nor, to their knowledge, any of the persons listed in Schedule I to the Offer to Purchase annexed hereto as Exhibit (a)(1) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

                             (Page 5 of 11 pages)
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violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          While Parent has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), on January 27, 1995, Lockheed Corporation, one of the corporations that combined to form Parent, entered into a plea agreement pursuant to which Lockheed Corporation agreed to plead guilty to one count of conspiring to violate the bribery provisions of the Foreign Corrupt Practices Act and conspiracy to falsify its books, records and accounts. For further information concerning the plea agreement and the events out of which it arose, see the description contained under the caption "Lockheed Plea Agreement" on page 54 of the Joint Proxy Statement/Prospectus which is contained in Registration Statement
No. 33-57645 on Form S-4 filed by Parent on February 9, 1995.

ITEM 3.   PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

          (a)-(b) The information set forth on the cover page, under "Introduction" and in Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; Shareholders Agreement; Registration Rights Agreement; Carrier Acquisition Agreement") of the Offer to Purchase annexed hereto as Exhibit
(a)(1) is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a)-(c) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

          (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; Shareholders Agreement; Registration Rights Agreement; Carrier Acquisition Agreement") and Section 13 ("Dividends and Distributions") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

          (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; NYSE Listing and Exchange Act Registration; Margin Regulations") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF SUBJECT COMPANY.

          (a)-(b) The information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

          The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer; Plans for the Company; the Merger

                             (Page 6 of 11 pages)
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Agreement; the Shareholders Agreements; Registration Rights Agreement; Carrier
Acquisition Agreement") of the Offer to Purchase annexed hereto as Exhibit
(a)(1) is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

          The information set forth in (i) Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase annexed hereto as Exhibit (a)(1), (ii) Parent's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission pursuant to Rule 15d-2 of the Exchange Act (the "Parent 10-K") and (iii) Parent's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (the "Parent 10-Q") is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

          (a) The information set forth in Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholders Agreement; Registration Rights Agreement; Carrier Acquisition Agreement") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

          (b)-(c) The information set forth in the Introduction, Section 1 ("Terms of the Offer; Proration; Expiration Date"), Section 7 ("Effect of the Offer on the Market for the Shares; NYSE Listing and Exchange Act Registration; Margin Regulations"), Section 12 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholders Agreement; Registration Rights Agreement; Carrier Acquisition Agreement"), Section 15 ("Certain Legal Matters; Regulatory Approvals") and Section 17 ("Miscellaneous") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

          (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; NYSE Listing and Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

          (e) The information set forth in Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated by reference.


                             (Page 7 of 11 pages)
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          (f)  The information set forth in the Offer to Purchase, annexed hereto as Exhibit (a)(1), and the Letter of Transmittal, annexed hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 11.  MATTER TO BE FILED AS EXHIBITS.

         (a)(1)  Offer to Purchase, dated September 25, 1998.

            (2)  Letter of Transmittal.

            (3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

            (4)  Notice of Guaranteed Delivery.

            (5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

            (6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

            (7) Text of Press Release dated September 20, 1998 is incorporated herein by reference to Exhibit 99 to Parent's Current Report on Form 8-K filed with the Commission on September 21, 1998 and amended September 25, 1998.

            (8)  Summary Advertisement dated September 25, 1998.

         (b)(1)  Not Applicable.

         (c)(1) Agreement and Plan of Merger, dated as of September 18, 1998, among Lockheed Martin Corporation, Deneb Corporation and COMSAT Corporation.

            (2) Registration Rights Agreement, dated as of September 18, 1998, between COMSAT Corporation and Lockheed Martin Corporation.

            (3) Shareholders Agreement, dated as of September 18, 1998, between COMSAT Corporation and Lockheed Martin Corporation.

            (4) Carrier Acquisition Agreement, dated as of September 18, 1998, by and among COMSAT Corporation, Lockheed Martin Corporation, Regulus, LLC and COMSAT Government Systems, Inc.

            (5) Confidentiality Agreements, dated August 5, 1997, between COMSAT Corporation and Lockheed Martin Corporation.

                             (Page 8 of 11 pages)

                                   SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    September 25, 1998



                                    REGULUS, LLC



                                    By:  /s/ Stephen M. Piper
                                       --------------------------------------
                                    Name:  Stephen M. Piper
                                    Title: Vice President



                             (Page 9 of 11 pages)

                                   SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    September 25, 1998



                                    LOCKHEED MARTIN CORPORATION



                                    By:  /s/ Stephen M. Piper
                                       ----------------------------------------
                                    Name:  Stephen M. Piper
                                    Title: Associate General Counsel and
                                           Assistant Secretary




                             (Page 10 of 11 pages)

                               14D-EXHIBIT INDEX

EXHIBIT   DESCRIPTION
--------------------------------------------------------------------------------

(a)(1)    Offer to Purchase, dated September 25, 1998.

   (2)    Letter of Transmittal.

   (3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (4)    Notice of Guaranteed Delivery.

   (5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (7) Text of Press Release dated September 20, 1998 is incorporated herein by reference to Exhibit 99 to Parent's Current Report on Form 8-K filed with the Commission on September 21, 1998 and amended September 25, 1998.

   (8)    Summary Advertisement dated September 25, 1998.

(b)(1)    Not Applicable.

(c)(1) Agreement and Plan of Merger, dated as of September 18, 1998, among Lockheed Martin Corporation, Deneb Corporation and COMSAT Corporation.

   (2) Registration Rights Agreement, dated as of September 18, 1998 between COMSAT Corporation and Lockheed Martin Corporation.

   (3) Shareholders Agreement, dated as of September 18, 1998 between COMSAT Corporation and Lockheed Martin Corporation.

   (4) Carrier Acquisition Agreement, dated as of September 18, 1998, by and among COMSAT Corporation, Lockheed Martin Corporation, Regulus, LLC and COMSAT Government Systems, Inc.

   (5) Confidentiality Agreements, dated August 5, 1997, between COMSAT Corporation and Lockheed Martin Corporation.


                             (Page 11 of 11 pages)